EXHIBIT 99.1

CONSOLIDATED CAPITALIZATION OF THE BANK

The following table sets forth the consolidated capitalization of The Bank of Nova Scotia (the “Bank”) as at April 30, 2017:

As at April 30, 2017
(in millions of Canadian dollars)
Subordinated Debentures	7,621
Equity
Common Equity
Common Shares	15,614
Retained Earnings	36,234
Accumulated Other Comprehensive Income	3,141
Other Reserves	126

Total Common Equity	55,115
Preferred Shares	3,019

Total Equity Attributable to Equity Holders of the Bank	58,134
Non-controlling Interests
Non-controlling Interests in Subsidiaries	1,665

Total Equity	59,799

Total Capitalization	67,420

CONSOLIDATED EARNINGS RATIOS

The following table provides the Bank’s consolidated ratios of earnings to fixed charges, based upon financial information calculated in accordance with International Financial Reporting Standards (“IFRS”) for the six month period ended April 30, 2017 and each of the years in the five year period ended April 30, 2017.

	Six month ended April 30	October 31,
	2017	2016	2015	2014	2013	2012

Consolidated Ratios of Earnings to Fixed Charges
Excluding interest on deposits	9.64	8.18	7.90	8.52	7.42	7.43
Including interest on deposits	2.13	2.12	2.18	2.21	2.01	2.03
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Dividends
Excluding interest on deposits	8.33	7.22	7.07	7.29	6.03	6.02
Including interest on deposits	2.09	2.07	2.14	2.15	1.94	1.96

For purposes of computing these ratios:

•	earnings represent income from continuing operations plus income taxes and fixed charges (excluding capitalized interest and net income from investments in associated corporations);

•	fixed charges, excluding interest on deposits, represent interest (including capitalized interest), estimated interest within rent, and amortization of debt issuance costs; and

•	fixed charges, including interest on deposits, represent all interest.